Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM
FINANCIAL STATEMENTS
JUNE 30, 2024

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		June 30		December 31
		2024	2023	2023
	Note	US $ in millions
Assets
Vessels	6	4,917.2	5,005.4	3,758.9
Containers and handling equipment	6	906.7	1,209.8	792.9
Other tangible assets	6	91.8	124.3	85.2
Intangible assets		105.7	98.1	102.0
Investments in associates		28.4	29.3	26.4
Other investments		772.0	1,354.2	908.7
Other receivables		76.6	111.6	97.9
Deferred tax assets		2.5	2.5	2.6
Total non-current assets		6,900.9	7,935.2	5,774.6

Inventories		187.7	174.1	179.3
Trade and other receivables		1,030.9	671.0	596.5
Other investments		699.1	863.0	874.1
Cash and cash equivalents		889.8	1,040.3	921.5
Total current assets		2,807.5	2,748.4	2,571.4
Total assets		9,708.4	10,683.6	8,346.0

Equity
Share capital and reserves	5	2,016.7	1,994.8	2,017.5
Retained earnings		872.4	2,858.3	437.2
Equity attributable to owners of the Company		2,889.1	4,853.1	2,454.7
Non-controlling interests		2.4	2.0	3.3
Total equity		2,891.5	4,855.1	2,458.0

Liabilities
Lease liabilities		4,000.1	3,230.4	3,244.1
Loans and other liabilities		65.2	83.0	73.6
Employee benefits		42.5	42.4	46.1
Deferred tax liabilities		5.7	79.0	6.1
Total non-current liabilities		4,113.5	3,434.8	3,369.9

Trade and other payables		610.3	561.8	566.4
Provisions		87.9	53.4	60.7
Contract liabilities		475.1	208.4	198.1
Lease liabilities		1,481.9	1,522.1	1,644.7
Loans and other liabilities		48.2	48.0	48.2
Total current liabilities		2,703.4	2,393.7	2,518.1
Total liabilities		6,816.9	5,828.5	5,888.0
Total equity and liabilities		9,708.4	10,683.6	8,346.0

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: August 19, 2024.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

		Six months ended June 30		Three months ended June 30		Year ended December 31
		2024	2023	2024	2023	2023
	Note	US $ in millions

Income from voyages and related services	7	3,494.6	2,683.9	1,932.6	1,309.6	5,162.2
Cost of voyages and related services
Operating expenses and cost of services	8	(2,214.1)	(1,913.6)	(1,133.3)	(973.9)	(3,885.1)
Depreciation		(532.8)	(795.4)	(275.1)	(414.9)	(1,449.8)
Impairment of assets						(2,034.9)
Gross profit (loss)		747.7	(25.1)	524.2	(79.2)	(2,207.6)

Other operating income		25.6	1.9	19.6	(8.2)	14.4
Other operating expenses		(0.6)	(10.1)	(0.6)	(6.5)	(29.3)
General and administrative expenses		(133.8)	(145.5)	(73.0)	(71.4)	(280.7)
Share of loss of associates		(4.0)	(2.9)	(1.9)	(2.5)	(7.8)

Results from operating activities		634.9	(181.7)	468.3	(167.8)	(2,511.0)

Finance income		61.2	82.1	22.5	37.7	142.2
Finance expenses		(224.9)	(237.2)	(115.9)	(142.0)	(446.7)

Net finance expenses		(163.7)	(155.1)	(93.4)	(104.3)	(304.5)

Profit (loss) before income taxes		471.2	(336.8)	374.9	(272.1)	(2,815.5)

Income taxes		(6.3)	66.0	(2.1)	59.4	127.6

Profit (loss) for the period		464.9	(270.8)	372.8	(212.7)	(2,687.9)

Attributable to:
Owners of the Company		461.6	(274.6)	371.3	(215.1)	(2,695.6)
Non-controlling interests		3.3	3.8	1.5	2.4	7.7
Profit (loss) for the period		464.9	(270.8)	372.8	(212.7)	(2,687.9)

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	10	3.84	(2.29)	3.08	(1.79)	(22.42)
Diluted earnings (loss) per 1 ordinary share	10	3.83	(2.29)	3.08	(1.79)	(22.42)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2024	2023	2024	2023	2023
	US $ in millions

Profit (loss) for the period	464.9	(270.8)	372.8	(212.7)	(2,687.9)

Other components of comprehensive income

Items of other comprehensive income that were or will be reclassified to profit or loss

Foreign currency translation differences for foreign operations	(2.8)	(5.7)	(0.2)	(6.6)	(9.1)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	(4.7)	(6.1)	0.2	(14.1)	4.4

Reclassification of investments in debt instruments at fair value through other comprehensive income to profit or loss	0.6	5.6	0.2	2.4	13.6

Items of other comprehensive income that would never be reclassified to profit or loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(0.2)	1.6		0.2	1.5

Defined benefit pension plans actuarial gains, net of tax	1.3	0.2	1.4	(0.5)	0.1

Other comprehensive income for the period, net of tax	(5.8)	(4.4)	1.6	(18.6)	10.5

Total comprehensive income for the period	459.1	(275.2)	374.4	(231.3)	(2,677.4)

Attributable to:
Owners of the Company	456.3	(278.4)	372.8	(232.8)	(2,683.3)
Non-controlling interests	2.8	3.2	1.6	1.5	5.9

Total comprehensive income for the period	459.1	(275.2)	374.4	(231.3)	(2,677.4)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the six months period ended June 30, 2024
Balance at January 1, 2024	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0
Profit for the period				461.6	461.6	3.3	464.9
Other comprehensive income for the period, net of tax		(4.3)	(2.3)	1.3	(5.3)	(0.5)	(5.8)
Share-based compensation		5.8			5.8		5.8
Exercise of options	0.4	(0.4)
Dividend to owners of the Company				(27.7)	(27.7)		(27.7)
Dividend to non-controlling interests in subsidiaries						(3.7)	(3.7)
Balance at June 30, 2024	927.0	1,134.8	(45.1)	872.4	2,889.1	2.4	2,891.5

For the three months period ended June 30, 2024
Balance at April 1, 2024	926.8	1,131.9	(44.8)	527.4	2,541.3	4.1	2,545.4
Profit for the period				371.3	371.3	1.5	372.8
Other comprehensive income for the period, net of tax		0.4	(0.3)	1.4	1.5	0.1	1.6
Share-based compensation		2.7			2.7		2.7
Exercise of options	0.2	(0.2)
Dividend to owners of the Company				(27.7)	(27.7)		(27.7)
Dividend to non-controlling interests in subsidiaries						(3.3)	(3.3)
Balance at June 30, 2024	927.0	1,134.8	(45.1)	872.4	2,889.1	2.4	2,891.5

(*) Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the six months period ended June 30, 2023
Balance at January 1, 2023	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the period				(274.6)	(274.6)	3.8	(270.8)
Other comprehensive income for the period, net of tax		1.1	(5.1)	0.2	(3.8)	(0.6)	(4.4)
Share-based compensation		11.1			11.1		11.1
Exercise of options	0.4	(0.4)
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(7.5)	(7.5)
Balance at June 30, 2023	926.3	1,109.1	(40.6)	2,858.3	4,853.1	2.0	4,855.1

For the three months period ended June 30, 2023
Balance at April 1, 2023	926.1	1,116.6	(34.8)	3,073.8	5,081.7	1.1	5,082.8
Loss for the period				(215.1)	(215.1)	2.4	(212.7)
Other comprehensive income for the period, net of tax		(11.5)	(5.8)	(0.4)	(17.7)	(0.9)	(18.6)
Share-based compensation		4.2			4.2		4.2
Exercise of options	0.2	(0.2)
Dividend to non-controlling interests in subsidiaries						(0.6)	(0.6)
Balance at June 30, 2023	926.3	1,109.1	(40.6)	2,858.3	4,853.1	2.0	4,855.1

For the year ended December 31, 2023
Balance at January 1, 2023	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the year				(2,695.6)	(2,695.6)	7.7	(2,687.9)
Other comprehensive income for the year, net of tax		19.5	(7.3)	0.1	12.3	(1.8)	10.5
Share-based compensation		17.6			17.6		17.6
Exercise of options	0.7	(0.7)
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(8.9)	(8.9)
Balance at December 31, 2023	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0

(*) Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party.

 The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2024	2023	2024	2023	2023
	US $ in millions

Cash flows from operating activities
Profit (loss) for the period	464.9	(270.8)	372.8	(212.7)	(2,687.9)

Adjustments for:
Depreciation and amortization	538.6	808.7	278.0	421.5	1,471.8
Impairment loss					2,063.4
Net finance expenses	163.7	155.1	93.4	104.3	304.5
Share of losses and change in fair value of investees	4.0	2.2	1.9	1.8	6.5
Capital loss (gain), net	(25.5)	7.4	(19.5)	17.2	(10.9)
Income taxes	6.3	(66.0)	2.1	(59.4)	(127.6)
Other non-cash items	3.0	9.7	1.5	3.4	18.9
	1,155.0	646.3	730.2	276.1	1,038.7

Change in inventories	(8.4)	16.6	9.6	15.0	11.4
Change in trade and other receivables	(447.0)	176.9	(210.8)	33.7	242.7
Change in trade and other payables including contract
liabilities	331.8	(95.9)	198.5	(4.2)	(95.1)
Change in provisions and employee benefits	27.3	2.9	24.1	1.5	15.9
	(96.3)	100.5	21.4	46.0	174.9

Dividends received from associates	1.2	1.5		1.4	2.3
Interest received	39.8	88.0	17.8	38.5	133.8
Income taxes received (paid)	3.2	(316.1)	7.4	(15.4)	(329.7)

Net cash generated from operating activities	1,102.9	520.2	776.8	346.6	1,020.0

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets,
and interest in investees	3.2	17.7	1.7	5.5	27.4
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(90.8)	(61.5)	(66.4)	(25.6)	(115.7)
Proceeds from sale (acquisition) of investment instruments, net	315.1	(583.4)	116.1	(422.3)	(138.2)
Loans granted to investees	(2.8)	(1.7)	(1.6)		(5.4)
Change in other receivables	15.4	(14.0)	7.7	(5.8)	3.2
Change in other investments (mainly deposits), net		1,982.7	(1.1)	581.8	2,005.2
Net cash generated from investing activities	240.1	1,339.8	56.4	133.6	1,776.5

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2024	2023	2024	2023	2023
	US $ in millions

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(1,117.0)	(861.4)	(480.3)	(466.4)	(1,713.1)
Change in short term loans		(21.0)			(21.0)
Dividend paid to non-controlling interests	(3.7)	(7.5)	(3.3)	(0.6)	(8.9)
Dividend paid to owners of the Company	(27.7)	(769.2)	(27.7)	(769.2)	(769.2)
Interest paid	(221.6)	(182.7)	(117.9)	(95.9)	(380.7)
Net cash used in financing activities	(1,370.0)	(1,841.8)	(629.2)	(1,332.1)	(2,892.9)

Net change in cash and cash equivalents	(27.0)	18.2	204.0	(851.9)	(96.4)
Cash and cash equivalents at beginning of the period	921.5	1,022.1	687.9	1,892.6	1,022.1
Effect of exchange rate fluctuation on cash held	(4.7)	0.0	(2.1)	(0.4)	(4.2)
Cash and cash equivalents at the end of the period	889.8	1,040.3	889.8	1,040.3	921.5

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1	Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of cargo shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)	Statement of compliance

These condensed consolidated unaudited interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual Financial Statements and should be read in conjunction with the consolidated Financial Statements of the Company as at and for the year ended December 31, 2023 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on August 19, 2024.

(b)	Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied in the annual Financial Statements.

3	Material accounting policies

(a)
The material accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

(b)
Accounting standards issued not yet adopted

IFRS 18, Presentation and disclosure in financial statements
In April 2024, the IASB issued IFRS 18 which will replace IAS 1, Presentation of financial statements. The new standard introduces new presentation and disclosure requirements, including a more structured presentation of the income statement, in which all income and expense items will be allocated to new distinct activity categories of operating, investing, financing, income taxes and discontinued operations, based on the main business activities as specified by each entity.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(b)
Accounting standards issued not yet adopted (cont’d)

In addition, entities will be required to include in their Financial Statements certain management-defined performance measures (often referred to as Non-GAAP measures). The standard is effective retrospectively for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently assessing the expected effect of the new requirements.

Amendments to IFRS 9 and IFRS 7 (Financial Instruments)
In May 2024, the IASB issued amendments to IFRS 9 (Financial instruments) and IFRS 7 (Financial instruments – Disclosures). The amendments provide clarifications for the timing of recognition and derecognition of financial assets and liabilities, as well as for the classification of financial assets with contingent features. The amendments also add certain disclosure requirements for certain financial assets. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group is currently assessing the expected effect of these amendments.

4	Financial position

(a)
The container shipping industry continues to be impacted by the supply and demand dynamics, as well as by uncertainties in the global trade, including the continuing disruption in the Red Sea, the implications of the ongoing military conflict between Russia and Ukraine, the inflation and elevated interest rates in certain countries, the trade limitations between the US and China and other geopolitical challenges. Those, among other things, contribute to the continuing volatility in freight rates, charter rates and bunker prices.

As of today, the war situation in Israel, which started in October 2023, has had no material impact on the Company’s head-office activities. However, those may be subject to temporary disruptions if this situation was to further escalate.

Since December 2023, many ocean carriers including the Company, paused their activities in the Red Sea, following attacks made against commercial vessels by armed organizations in Yemen. The Company continues to call ports in the Mediterranean Sea, as well as to operate services which previously crossed the Suez-canal, by re-routing its vessels around Africa. This disruption results in the extension of voyages duration, as well as leading to an increase in demand for vessel capacity, as additional vessels are operated in order to maintain the same frequency of services.

Further to the above, following decreases observed during 2022 and most of 2023, freight rates have increased towards the end of the fourth quarter of 2023 and continued to further increase during the first half of 2024.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by considering, and when appropriate, implementing structural changes, participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (cont’d)

(b)	Charter agreements:

Further to the Company’s long-term agreements for the charter of new-build vessels, including 28 liquefied natural gas (LNG) dual-fuel vessels, as of today, 38 of such vessels have been delivered to the Company. Additional vessels related to these agreements are scheduled to be delivered to the Company in the course of 2024 (see also Note 26 to the Company’s annual Financial Statements).

In February 2024, the Company paid a total amount of approximately US$ 130 million for the exercise of a purchase option in respect of five chartered vessels.

(c)
In July 2024, the Company received a notice from the Federal Maritime Commission (FMC), requesting the Company to provide certain information regarding its demurrage and detention practices vis-à-vis a number of its customers during the period of 2023 and through today. The Company is assessing this request for information, and at this preliminary stage is unable to assess its potential consequences, if any.

(d)	Dividends:

In June 2024, further to the approval of the Company’s Board of Directors, the Company distributed dividends in amounts of US$ 28 million, reflecting US$ 0.23 per ordinary share.

In August 2024, in accordance with the Company’s dividend policy, the Company’s Board of Directors approved a dividend distribution of approximately US$ 0.93 per ordinary share (or approximately US$ 112 million, considering the number of ordinary shares outstanding as of June 30, 2024). The dividend is scheduled to be paid on September 5, 2024, to all holders of ordinary shares on record as of August 29, 2024.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5	Capital and reserves

Share-Based Payment Arrangements

During the reported period, the Board of Directors approved grants of share options to officers and employees, as detailed below:

Grant date	Number of instruments	Instrument terms	Vesting terms	Contractual life

March 2024	43,160	Each option is exercisable into one ordinary share on a cash-less basis.	These options shall vest upon the first, second, third and fourth anniversary, in four equal instalments of 25% each.	5 years

Information on fair value measurement

The weighted average fair value of the options granted, measured using the Black & Scholes model and the related measurement inputs used, were as below:

Fair Value	USD 4.94
Share price on grant date	USD 10.99
Exercise price	USD 12.48
Expected volatility	50.5%
Expected life	5 years
Expected dividends (*)	0%
Risk-free interest rate	4.1%

(*) Options’ exercise price is adjusted in respect of dividend distributions.

During the six and three months period ended June 30, 2024, a total of 68,353 and 34,176 ordinary shares were issued, respectively, upon the cashless exercise of options, previously granted in respect of share-based payment arrangements.

During the three months period ended June 30, 2024 and 2023, the Company recorded expenses related to share-based compensation arrangements of US$ 2.7 million and US$ 4.2 million, respectively. During the six months period ended June 30, 2024 and 2023 and year ended December 31, 2023, the Company recorded expenses related to share-based compensation arrangements of US$ 5.8 million, US$ 11.1 million and US$ 17.6 million, respectively.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

6	Right-of-use assets

	Balance at June 30		Balance at December 31
	2024	2023	2023
	US $ in millions

Vessels	4,427.6	4,703.9	3,613.3
Containers and handling equipment	348.3	342.8	283.5
Other tangible assets	45.9	80.7	49.2
	4,821.8	5,127.4	3,946.0

7	Income from voyages and related services

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2024	2023	2024	2023	2023
	US $ in millions
Freight revenues from containerized cargo:
Pacific	1,506.4	881.0	897.1	452.4	1,779.1
Cross-Suez	377.8	322.5	192.8	151.7	491.3
Atlantic	321.3	378.0	156.6	161.4	636.3
Intra-Asia	287.4	319.4	164.5	158.3	616.6
Latin America	330.2	194.7	182.9	102.8	425.0
	2,823.1	2,095.6	1,593.9	1,026.6	3,948.3

Freight revenues from non-containerized cargo (mostly related to vehicle shipping services)	239.4	241.5	128.2	135.8	534.5

Other revenues (*)	432.1	346.8	210.5	147.2	679.4
	3,494.6	2,683.9	1,932.6	1,309.6	5,162.2

(*) Mainly demurrage, related services and other value-added services.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

8	Operating expenses and cost of services

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2024	2023	2024	2023	2023
	US $ in millions
Wages, maintenance and other
vessel-operating costs	17.4	17.1	9.2	8.7	31.8
Expenses relating to fleet equipment
(mainly containers and chassis)	18.9	15.6	9.4	7.7	31.5
Bunker and lubricants	629.5	553.8	322.2	281.4	1,098.8
Insurance	17.4	9.9	9.7	5.3	21.5
Expenses related to cargo handling	961.1	843.3	503.3	424.2	1,671.4
Port expenses	228.4	237.2	115.6	137.5	500.7
Agents’ salaries and commissions	113.5	104.5	63.6	53.8	209.5
Cost of related services and sundry	173.3	89.5	82.9	32.4	216.9
Slot purchases and hire of vessels	39.2	30.1	10.2	17.0	79.4
Hire of containers	15.4	12.6	7.2	5.9	23.6
	2,214.1	1,913.6	1,133.3	973.9	3,885.1

9	Financial instruments

Financial instruments measured at fair value

	Balance at June 30,
	2024			2023
	US $ in millions
	Level 1	Level 3	Total	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money market instruments	458.8		458.8	418.0		418.0

Other investments:
Equity instruments		10.8	10.8		10.7	10.7

Loans and other liabilities:
Derivative instruments		(12.1)	(12.1)		(12.3)	(12.3)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	560.3		560.3	1,122.4		1,122.4
Corporate bonds	881.0		881.0	1,034.5		1,034.5
Equity instruments	1.6		1.6	2.0		2.0

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9	Financial instruments (cont’d)

Financial instruments measured at fair value (cont’d)

	Balance at December 31,
	2023
	US $ in millions
	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money markets instruments	435.9		435.9

Other investments:
Equity instruments		10.7	10.7

Loans and other liabilities:
Derivative instruments		(11.5)	(11.5)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	857.7		857.7
Corporate bonds	894.8		894.8
Equity instruments	1.9		1.9

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

10	Earnings (loss) per share

Basic and diluted earnings (loss) per share

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2024	2023	2024	2023	2023
	US $ in millions
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	461.6	(274.6)	371.3	(215.1)	(2,695.6)

Number of shares at the beginning of the period used to calculate basic earnings (loss) per share	120,286,629	120,149,921	120,320,806	120,184,098	120,149,921
Effect of share options	37,557	32,478	20,280	11,267	63,110

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	120,324,186	120,182,399	120,341,086	120,195,365	120,213,031

Effect of share options	130,125		115,256

Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	120,454,311	120,182,399	120,456,342	120,195,365	120,213,031

In the six and three months period ended June 30, 2024, options for 2,044,182 and 2,042,775 ordinary shares, granted to officers, directors and employees were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.